# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 W. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001017608
Persons authorized to receive notices and communications: Ernest C. Garcia II, c/o Verde Investments, Inc., 1720 W. Rio Salado Parkway, Suite A, Tempe, Arizona (AZ), 85281, (602) 778-5000

## Reporting persons
- Ernest C. Garcia II (CIK 0001017608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 43,342,792; shared voting power 0; sole dispositive power 43,342,792; shared dispositive power 0; aggregate amount beneficially owned 43,342,792 (23.9% of the class)
  Comment: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the "Class A Shares") of Carvana Co., a Delaware corporation (the "Issuer"), on an as-converted basis from Class A common units ("Class A Units") of Carvana Group, LLC, a Delaware limited liability company ("Carvana Group") and subsidiary of the Issuer, as further described herein.
  
  The number reported in rows 7, 9 and 11 is comprised of the Class A Shares held by: (i) Ernest C. Garcia II ("Mr. Garcia") (35,342,792 shares on an as-converted basis), and (ii) ECG II SPE, LLC ("E-SPE") (8,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.
  
  The number in row 13 is based on 138,083,496 Class A Shares outstanding as of July 28, 2025, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE, LLC (CIK 0001754720): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: affiliate funds (AF); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (5.5% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.
  
  The number in row 13 is based on 138,083,496 Class A Shares outstanding as of July 28, 2025, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 W. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Comment:
EXPLANATORY NOTE
This Amendment No. 38 ("Amendment No. 38") to Schedule 13D is filed jointly by Mr. Garcia and E-SPE (collectively, the "Reporting Persons") with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018 and on April 3, 2020 (the "Joint Filing Agreement"), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, February 7, 2022, April 29, 2022, June 15, 2022, August 25, 2023, November 13, 2023, May 14, 2024, July 1, 2024, August 1, 2024, September 9, 2024, October 25, 2024, December 16, 2024, and May 13, 2025 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 38 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired, and currently hold, the Class A Shares, Class B Shares, and Class A Units for investment purposes. The Issuer and the Class A Unitholders are parties to the Carvana Group LLC Agreement and the Exchange Agreement, pursuant to which the Class A Unitholders are entitled, from time to time and at their option, to exchange Class A Units (together with the corresponding Class B Shares) for Class A Shares on a five-to-four basis, or, at the Issuer's election, for cash.

The Reporting Persons may, from time to time, sell Class A Shares pursuant to Rule 10b5-1 trading plans as part of their long-term strategy for asset diversification and liquidity. They may also enter into covered call transactions, collar transactions, or other similar derivative transactions with respect to the Class A Shares. The amount and timing of any such sales or transactions will be determined in accordance with the terms of the applicable transaction, prevailing market conditions, and other relevant factors.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, in the future, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring or disposing of securities of the Issuer, entering into hedging or lending arrangements with respect to such securities, or formulating other purposes, plans, or proposals, in each case as circumstances may warrant.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The transaction affected by the Reporting Persons in respect of Class A Shares since the most recent filing of the Reporting Persons on the Original Schedule 13D are set forth on Exhibit A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A Transactions in Securities

## Signatures
- Ernest C. Garcia II: /s/ Ernest C. Garcia II, Ernest C. Garcia II (08/01/2025)
- ECG II SPE, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (08/01/2025)